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SECUR 02021772 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 9 2002

SEC FILE NUMBER
8- 40545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalton Strategic Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12517 Richlane Drive
(No. and Street)

Indianapolis IN 46236
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton 317-826-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul E. Cravens, CPA
(Name – *if individual, state last, first, middle name*)

265 Regency Circle Lexington KY 40503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Persons who respond to the collection of information contained

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalton Strategic Inv. Svcs. Inc, as of 12/31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANNA M ARNOLD
NOTARY PUBLIC STATE OF INDIANA
HENDRICKS COUNTY
MY COMMISSION EXP. JULY 19,2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALTON STRATEGIC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606)277-4557

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

April 07, 2002

To The Board of Directors of
Dalton Strategic Investment Services, Inc.
Indianapolis, IN

We have audited the balance sheets of Dalton Strategic Investment Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalton Strategic Investment Services, Inc. as of December 31, 2001 and 2000, and the results of operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

DALTON STRATEGIC INVESTMENT SERVICES, INC.
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash	$510	$3,172
Certificate of deposit	6,000	6,000
Commissions Receivable	3,428	4,768
Total current assets	9,938	13,940
FIXED ASSETS		
Equipment, net of accumulated depreciation of $23,086 and $23,086, respectively	0	0
TOTAL ASSETS	$9,938	$13,940

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	2,798	2,556
Total current liabilities	2,798	2,556
STOCKHOLDER'S EQUITY		
Common stock, no par value; stated value $1.00 per share; 1,000 shares authorized and issued	5,000	5,000
Additional paid-in capital	0	0
Retained earnings	2,140	6,384
Total stockholder's equity	7,140	11,384
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$9,938	$13,940

The Notes to Financial Statements are an integral part of these statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001	2,000
Total Revenues	$343,547	$405,423
General and administrative expenses	297,994	385,004
Income from operations	45,553	20,419
Interest income	261	434
Net income before taxes and adjustments	45,814	20,853
Income tax provision (see notes)	0	0
Net income	45,814	20,853
Retained earnings, beginning of fiscal year	6,384	(14,469)
Less: Shareholder draws	(50,058)	
Retained earnings, end of fiscal year	$2,140	$6,384

The Notes to Financial Statements are an integral part of these statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$45,814	$20,853
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	0	0
Change in current assets:		
Decrease/(increase) in comission receivables	1,340	16,943
Decrease in deferred tax benefits	0	0
Changes in current liabilities:		
Increase/(decrease) in accounts payable and accrued expenses	242	(4,504)
Net cash (used in) provided by operating activities	47,396	33,292
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	0	0
Net cash provided by investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockhokider Draws/ Return of additional paid in capital	(50,058)	(31,156)
Net cash provided by financing activities	(50,058)	(31,156)
Net (decrease) increase in cash	(2,662)	2,136
Cash, beginning of fiscal year	9,171	7,035
Cash, end of fiscal year	$6,509	$9,171

The Notes to Financial Statements are an integral part of these statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC. (continued)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMANTION:	2,001	2,000
Cash paid during the fiscal year for:		
Interest	0	0
Income taxes	0	0

Dalton Strategic Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

Note 1 **Summary of Significant Accounting Policies**

General:
The company is a securities broker-dealer.

Revenue Recognition
Purchases and sales of securities and the related commission revenue and expense are generally recorded on settlement date. The investments are valued at market, unrealized gains and losses are included in income.

Note 2 **Clearing Agreement**

All customer transactions of the Company are cleared through City Securities Corporation on a fully disclosed basis. The agreement may be terminated by either party upon 90 days written notice.

Note 3 **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,140 which was $2,140 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.3919 at December 31, 2001.

Note 4 **Office Furniture & Equipment**

Office equipment & furniture is stated at cost. For financial and income tax purposes accelerated depreciation methods are used.

Note 5 **Income Taxes**

Beginning in the year 1999 the company elected a Subchapter S status which means that taxes will no longer be accrued at the corporate level but will pass through to the shareholders, therefore the deferred tax benefit was reduced to zero.

Note 6 **Cash & Cash Equivalents**

For purposes of the statement of cash flows, cash and cash equivalents are as follows:

Cash in Bank	$ 510
Certificate of Deposit	6,000
	$ 6,510

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

April 07, 2002

To The Board Directors of
Dalton Strategic Investment Services, Inc.

We have audited the financial statements of Dalton Strategic Investment Services, Inc. as of December 31, 2001, for the year ended and have issued our report thereon dated April 7, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Dalton Strategic Investment Services, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

DALTON STRATEGIC INVESTMENT SERVICES, INC.
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2001

Net capital	$7,140
Non-allowable assets	
Furniture and equipment (net)	0
Allowable net capital	$7,140

DALTON STRATEGIC INVESTMENT SERVICES, INC.
SCHEDULE II

Computation of net capital required
as of December 31, 2001

Minimum net capital required (10% of Liabilities)	$280
Minimum dollar net capital required	$5,000
Net capital required	$5,000
Excess net capital	$2,140
Excess net capital @1000%	$6,860
Computation of Aggregate Indebtedness	
Liabilities	$2,798
Ratio of aggregate indebtedness to net capital	0.3919

Dalton Strategic Investment Services, Inc.

SCHEDULE III
Computation for Determination of Reserve Requirements
for B/D under Rule 15c3-3
As of December 31, 2001

The Company is exempt from making computations for determination of reserve requirements under Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Dalton Strategic Investment Services, Inc.

SCHEDULE IV
Reconciliation of Computation of Net Capital
As of December 31, 2001

Net Capital as reported in Company's Part II (unaudited) Focus Report	$ 7,180
Decrease in Net Capital Due to Audit Adjustments	(40)
Net Capital	$ 7,140